Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
ICON plc
We consent to the incorporation by reference in the registration statements (No. 333-231527, 333-204153, 333-190068, 333-152802, 333-257578 and 333-254891) each on Form S-8 of ICON plc of our reports dated February 24, 2023, with respect to the consolidated balance sheets of ICON plc as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the December 31, 2022 Annual Report on Form 20‑F ICON plc.

/s/ KPMG
Dublin, Ireland
February 24, 2023